                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                            The TriZetto Group, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449934108
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                                 (CUSIP Number)

                                Jared Finkelstein
                             IMS Health Incorporated
                                 200 Nyala Farms
                           Westport, Connecticut 06880
                                 (203) 222-3486
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 16, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 449934108
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         IMS Health Incorporated;  I.R.S. Identification No. 06-1506026
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (A) [ ]
                                                                       (B) [X]**
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS*

         Not Applicable
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [ ]

--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                           7.       SOLE VOTING POWER
  NUMBER OF                         0
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          10,859,694
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         10,859,694 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         50.96%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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** See Item 4.

ITEM 1.       SECURITY AND ISSUER.

              This amended and restated statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.001 per share (the "TriZetto Common Stock"), of The TriZetto Group, Inc. ("TriZetto"), a Delaware corporation.

              The address of the principal executive office of TriZetto is: The TriZetto Group, Inc., 567 San Nicolas Drive, Suite 360, Newport Beach, California 92660.

ITEM 2.       IDENTITY AND BACKGROUND.

              The principal business address of IMS Health Incorporated, a Delaware corporation ("IMS"), is: 200 Nyala Farms, Westport, Connecticut 06880. IMS is a provider of information solutions to the pharmaceutical and healthcare industries.

              (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers, as applicable, of IMS is set forth in Exhibit A hereto. Except as otherwise indicated in Exhibit A hereto, each person listed in Exhibit A hereto is a citizen of the United States.

              (d)-(e) During the last five years, none of IMS or, to the knowledge of IMS, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              IMS acquired beneficial ownership of the 10,859,694 shares of TriZetto Common Stock to which this Statement relates pursuant to (i) Voting Agreements, dated as of May 16, 2000 (each, a "Voting Agreement", and collectively, the "Voting Agreements"), between IMS and certain stockholders of TriZetto as listed in Exhibit A to each Voting Agreement (the "Stockholders") and (ii) an irrevocable proxy of each of the Stockholders, dated May 16, 2000 (collectively, the "Proxies"), which was delivered by each Stockholder to IMS on May 16, 2000 in accordance with the Voting Agreements. For a description of the Voting Agreements and the Proxies, see "Item 4. Purpose of Transaction" below. Copies of the Voting Agreements and the Proxies are filed as Exhibits B through I respectively, hereto and Exhibits B through I are specifically incorporated herein by reference in response to this Item 3.

ITEM 4.       PURPOSE OF TRANSACTION.

(a)-(j) The purpose of IMS's acquisition of beneficial ownership of the 10,859,694 shares of TriZetto Common Stock to which this Statement relates is to facilitate the consummation of the transactions contemplated by the Agreement and Plan of Reorganization, dated as of May 16, 2000 (the "Merger Agreement"), among TriZetto, Elbejay Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TriZetto ("Merger Sub"), IMS, and ERISCO Managed Care Technologies, Inc., a New York corporation and a wholly owned subsidiary of IMS ("Erisco"), pursuant to which Merger Sub will merge with and into Erisco (the "Merger").

         Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement, a copy of which was filed as
Exhibit 2.1 to IMS's Current Report on Form 8-K, filed May 17, 2000 and which is incorporated herein by reference in its entirety.

               Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship between IMS and the Stockholders under the Voting Agreements but is not an affirmation by IMS of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Act") and Rule 13d-5(b)(1) thereunder.

              In order to induce IMS to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements with IMS. The Voting Agreements and Proxies supercede the Voting Agreements between the Stockholders and IMS and the proxies delivered by such Stockholders to IMS, in each case dated as of March 28, 2000 (collectively, the "Original Voting Agreements and Original Proxies"), entered into and delivered, as the case may be, by the Stockholders as contemplated by the Original Merger Agreement (as defined below). The Original Voting Agreements and Original Proxies were filed with IMS's statement on Schedule 13D, filed April 7, 2000.

              Pursuant to the Voting Agreements, each of the Stockholders agreed, among other things, to deliver to IMS an irrevocable proxy to Vote (as defined in the Voting Agreements) their Shares (as defined in the Voting Agreements) and any other shares of capital stock of TriZetto acquired by them after the date of the Voting Agreements and prior to the termination of the Voting Agreements, including without limitation, all Shares acquired upon the exercise of Options (as defined in the Voting Agreements) (i) in favor of the issuance of shares of TriZetto Common Stock to IMS in connection with the Merger (the "Issuance"), (ii) against any action or agreement that would compete with, impede, interfere with or tend to discourage the Merger or the Issuance or inhibit the timely consummation of the Merger or the Issuance, and (iii) against any action that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of TriZetto under the Merger Agreement. In addition, each Stockholder agreed not to transfer or otherwise dispose of any of their Shares, or any other shares of capital stock of TriZetto acquired by them after the date of the Voting

Agreements and prior to the termination of their Voting Agreement, except in accordance with the Voting Agreements.

              As contemplated by the Voting Agreements, on May 16, 2000 the Stockholders delivered to IMS proxies in respect of the 10,859,694 Shares owned of record by the Stockholders in the aggregate on such date as listed on Exhibit A to the Voting Agreements, to be exercised by IMS in accordance therewith.

              The foregoing descriptions of the Voting Agreements and the Proxies are qualified in their entirety by reference to the respective agreements and proxies, as the case may be, copies of which are filed hereto as Exhibits B through I, respectively. Exhibits B through I are specifically incorporated herein by reference in response to this Item 4. The foregoing descriptions of the Original Voting Agreements and Original Proxies are qualified in their entirety by reference to the respective agreements and proxies, as the case may be, copies of which were filed as exhibits to IMS's statement on Schedule 13D filed April 7, 2000, and are specifically incorporated herein by reference in response to this Item 4.

              The transactions contemplated by the Merger Agreement are summarized as follows:

              On May 16, 2000, TriZetto, Merger Sub, IMS, and Erisco entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Erisco. Erisco will become a wholly owned subsidiary of TriZetto. As more specifically set forth in the Merger Agreement, IMS will receive a number of shares of TriZetto Common Stock derived by dividing $255 million by the average daily closing price of TriZetto Common Stock for the 15 trading days ending on the third trading day prior to the Closing Date, except that IMS will receive not less than 8,793,103 shares nor more than 12,142,857 shares of TriZetto Common Stock.

              In addition, by execution of the Merger Agreement, IMS and TriZetto agreed to terminate without liability the Agreement and Plan of Reorganization, dated as of March 28, 2000, between IMS and TriZetto (the "Original Merger Agreement"), that provided for the merger of IMS with and into TriZetto. By their terms, the Original Voting Agreements and Original Proxies were terminated upon termination of the Original Merger Agreement.

              The Merger is intended to be tax-free to both IMS and TriZetto stockholders and will be accounted for as a purchase of Erisco by TriZetto. As contemplated by the Merger Agreement, IMS will be entitled to designate one director-nominee to the TriZetto board of directors.

              The Merger is subject to certain regulatory approvals as well as to approval of the Issuance by TriZetto's stockholders. As set forth above, stockholders representing more than a majority of the outstanding common stock of TriZetto have agreed to vote in favor of the Issuance. The Merger is also conditioned upon TriZetto and IMS entering into a Stockholder Agreement and Registration Rights Agreement, forms of which are attached as exhibits to the Merger Agreement, and a Transitional Services Agreement, Data Rights Agreement, and HealthWeb License Agreement, the principal terms of which are more specifically set forth in the Merger Agreement.

              The Stockholder Agreement imposes certain restrictions on IMS. These restrictions include, without limitation: (i) a standard standstill provision restricting IMS from, among other things, acquiring additional shares of TriZetto Common Stock until the earlier of the fourth anniversary of the Closing Date, or the date on which a Change of Control (as defined in the Stockholder Agreement) of TriZetto shall have occurred or TriZetto shall have publicly announced its willingness to consider a transaction that would constitute a Change of Control; (ii) a share transfer restriction that limits transfers of TriZetto Common Stock by IMS until the earlier of the date two years after the Closing Date, the date on which IMS beneficially owns less than 10% of the outstanding TriZetto Common Stock measured as of the Closing Date, or the date on which a Change of Control of TriZetto shall have occurred; (iii) a right of first refusal for TriZetto on transfers by IMS of more than 10% of the outstanding TriZetto Common Stock measured as of the time of the transfer commencing upon the termination of the share transfer restriction period and continuing until the date on which IMS beneficially owns less than 10% of the outstanding TriZetto Common Stock measured as of the Closing Date (unless a Change of Control of TriZetto shall have occurred); and (iv) a right of first offer for TriZetto on any transfer of TriZetto Common Stock by IMS commencing upon the termination of the share transfer restriction period and continuing until the date on which IMS beneficially owns less than 10% of the outstanding TriZetto Common Stock measured as of the Closing Date (unless a Change of Control of TriZetto shall have occurred). The Stockholder Agreement also grants IMS, for so long as IMS beneficially owns more than 10% of the outstanding TriZetto Common Stock measured as of the Closing Date, (i) the right to designate one director-nominee to the TriZetto Board of Directors and (ii) consent rights regarding certain transactions by TriZetto, subject, in each case, to earlier termination of such rights upon the occurrence of certain events.

         Pursuant to the Registration Rights Agreement, IMS will be granted registration rights in respect of the shares of TriZetto Common Stock issued to it in connection with the Merger.

         The Merger Agreement may be terminated by mutual written consent or by either party if (i) the Merger has not been consummated by December 31, 2000,
(ii) TriZetto's stockholders fail to approve the Issuance, or (iii) there exists an injunction preventing the Merger. The Merger Agreement may also be terminated by one party if the other party breaches in any material respect a representation or warranty or fails to materially perform a covenant, which breach or failure would give rise to the failure of a condition to be satisfied and is not cured or incapable of being cured.

              The foregoing descriptions of the Merger Agreement, including the forms of the Stockholder Agreement and Registration Rights Agreement, are qualified in their entirety by reference to the respective agreements, copies of which were filed with IMS's Current Report on Form 8-K filed May 17, 2000, each such form being attached as an exhibit to the Merger Agreement. The Merger Agreement and the forms of the Stockholder Agreement and Registration Rights Agreement are specifically incorporated herein by reference in response to this Item 4.

              Except as set forth in this Statement, the Voting Agreements, the Proxies, and the Merger Agreement, including the forms of the Stockholder Agreement and Registration Rights Agreement, each such form being attached as an exhibit to the Merger Agreement, none of IMS or, to the best of IMS's knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTERESTS IN SECURITIES OF THE ISSUER.

              (a) Pursuant to the Voting Agreements and the Proxies, IMS beneficially owns 10,859,694 shares of TriZetto Common Stock representing, based on TriZetto's management representations as of May 12, 2000, approximately 50.96% of the outstanding shares of TriZetto Common Stock.

              Except as set forth in this Item 5, none of IMS or, to the best of IMS's knowledge, any of the individuals named in Exhibit A hereto beneficially owns any shares of TriZetto Common Stock.

              (b) Pursuant to the Voting Agreements and the Proxies, IMS has shared power to vote 10,859,694 shares of TriZetto Common Stock with the Stockholders.

              IMS shares the power to vote 3,032,681 shares of TriZetto Common Stock with Raymond D. Croghan. Raymond D. Croghan is a United States citizen whose business address is: 370 Interlocken Blvd., 4th Floor, Broomfield, CO 80021. His present principal occupation or employment is President, Croghan & Associates, Inc.

              IMS shares the power to vote 1,860,000 shares of TriZetto Common Stock with Jeffrey Margolis, who beneficially owns such shares of TriZetto Common Stock through the Margolis Family Trust, UDT 12/23/98, and the Jeffrey H. Margolis Irrevocable Trust. Jeffrey H. Margolis is a United States citizen whose business address is: The TriZetto Group, 567 San Nicolas Drive, Suite 360, Newport Beach, California 92660. His present principal occupation or employment is Chairman and CEO of TriZetto.

              IMS shares the power to vote 295,000 shares of TriZetto Common Stock with Daniel J. Spirek. Daniel J. Spirek is a United States citizen whose business address is: 12626 Summit Ridge Rd., Parker, CO 80138. His present principal occupation or employment is Executive Vice President, Transformation Services, of TriZetto.

              IMS shares the power to vote 250,000 shares of TriZetto Common Stock with William E. Fisher. William E. Fisher is a United States citizen whose business address is:

1304 N. 139th St., Omaha, NE 68154. His present principal occupation or employment is Chairman of Transaction Systems Architects, Inc.

              IMS shares the power to vote 162,595 shares of TriZetto Common Stock with KFS Management, Inc ("KFS"). The principal business address of KFS is: 11225 Davenport Street, Suite 103, Omaha, NE 68154. KFS, a South Dakota corporation, is an entity whose primary business is investment management. The executive officers of KFS are William E. Fisher, President, Michael Scheier, Vice President, and John Morey, Secretary and Treasurer. The directors of KFS are William E. Fisher and Michael Scheier. Each of the executive officers and directors are United States citizens. Mr. Scheier's and Mr. Morey principal business address and principal business is the same as that of KFS.

              IMS shares the power to vote 2,680,746 shares of TriZetto Common Stock with Delphi Ventures IV, L.P. The principal business address of Delphi Ventures IV, L.P. is: 300 Sand Hill Road, Building One, Suite 135, Menlo Park, CA 94025. Delphi Ventures IV, L.P., a Delaware limited partnership, is a venture capital firm. Donald J. Lothrop, a director of TriZetto and United States citizen, is the managing member of Delphi Management Partners IV, LLC, the general partner of Delphi Ventures IV, L.P. The other members of Delphi Management Partners IV, LLC are Jim Bochnowski and David Douglass, both United States citizens. Mr. Lothrop's, Mr. Bochnowski's, Mr. Douglass' and Delphi Management Partners IV, LLC's business address and principal business is the same as that of Delphi Ventures IV, L.P.

              IMS shares the power to vote 1,289,336 shares of TriZetto Common Stock with Fidelity Ventures Limited ("FVL"). The principal business address of FVL is: 82 Devonshire Street, R25C, Boston, Massachusetts, 02109. FVL, a Massachusetts limited partnership, is a wholly owned subsidiary of FMR Corp, and is a private equity concern. Fidelity Capital Associates, Inc., a Massachusetts corporation and a wholly-owned subsidiary of FMR Corp., is the general partner of FVL. The sole limited partner of FVL is FMR Corp. Information with respect to the partners of FVL and its directors and executive officers is set forth in Exhibit F hereto.

              IMS shares the power to vote 874,126 shares of TriZetto Common Stock with Fidelity Investors Limited Partnership ("FILP"). The principal business address of Fidelity Investors Limited Partnership is: 82 Devonshire Street, R25C, Boston, Massachusetts, 02109. FILP, a Delaware limited partnership, is a private equity fund. Fidelity Investors Management, LLC, a Delaware limited liability company ("FIML"), is the general partner and investment manager of FILP, and is an investment manager registered under
Section 203 of the Investment Advisers Act of 1940. Information with respect to the general partner of FILP and its executive officers and directors is set forth in Exhibit G attached hereto.

              IMS shares the power to vote 415,210 shares of TriZetto Common Stock with Fidelity Investors II Limited Partnership ("FILP II"). The principal business address of FILP II is: 82 Devonshire Street, R25C, Boston, Massachusetts, 02109. FILP II, a

Delaware limited partnership, is a private equity fund. FIML is the general partner and investment manager of FILP II. Information with respect to the general partner of FILP II and its executive officers and directors is set forth in Exhibit G attached hereto.

              To the knowledge of IMS none of Raymond D. Croghan, Jeffrey H. Margolis, Daniel J. Spirek, William E. Fisher, KFS Management, Inc., Delphi Ventures IV, L.P., Fidelity Venture Limited, Fidelity Investors Limited Partnership, and Fidelity Investors II Limited Partnership nor to the best of IMS's knowledge, any of the directors, partners, or officers of the Stockholders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

              (c) Except with respect to the transactions contemplated by the Voting Agreements, the Proxies, the Merger Agreement, including the forms of the Stockholder Agreement and Registration Rights Agreement, each such form being attached as an exhibit to the Merger Agreement, the Original Merger Agreement, and the Original Voting Agreements and Original Proxies, which are described in response to Item 4 above and incorporated herein by reference, none of IMS, or to the best of IMS's knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in TriZetto Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements, the Proxies, the Merger Agreement, including the forms of the Stockholder Agreement and Registration Rights Agreement, each such form being attached as an exhibit to the Merger Agreement, the Original Merger Agreement, and the Original Voting Agreements and Original Proxies in Item 4 are qualified in their entirety by reference to the respective agreements and documents, as the case may be. Copies of the Voting Agreements and Proxies are filed hereto as Exhibits B through I, copies of the Merger Agreement, including the forms of the Stockholder Agreement and Registration Rights Agreement, each such form being attached as an exhibit to the Merger Agreement, were filed with IMS's Current Report on Form 8-K filed May 17, 2000, copies of the Original Merger Agreement and the exhibits thereto were filed with IMS's Current Report on Form 8-K filed March 31, 2000, and copies of the Original Voting Agreements and Original Proxies were filed with IMS's statement on Schedule 13D filed April 7, 2000. Exhibits B through I, IMS's Current Report on Form 8-K filed May 17, 2000, IMS's Current Report on Form 8-K filed March 31, 2000, and IMS's statement on Schedule 13D filed April 7, 2000 are specifically incorporated herein by reference in answer to this Item 5.

              (d) Except as set forth in this Item 5, no other person is known by IMS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the TriZetto Common Stock beneficially owned by IMS.

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

              See "Item 4. Purpose of Transaction" for a description of the Voting Agreements, the Proxies, the Merger Agreement, including the forms of the Stockholder Agreement and Registration Rights Agreement, each such form being attached as an exhibit to the Merger Agreement, the Original Merger Agreement, and the Original Voting Agreements and Original Proxies, which are qualified in their entirety by reference to the respective agreements and documents, as the case may be. Copies of the Voting Agreements and Proxies are filed hereto as Exhibits B through I, copies of the Merger Agreement, including the forms of the Stockholder Agreement and Registration Right Agreement, each such form being attached as an exhibit to the Merger Agreement, were filed with IMS's Current Report on Form 8-K filed May 17, 2000, and copies of the Original Merger Agreement and the exhibits thereto were filed with IMS's Current Report on Form 8-K filed March 31, 2000. Exhibits B through I, IMS's Current Report on Form 8-K filed May 17, 2000, and IMS's Current Report on Form 8-K filed March 31, 2000 are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit A                     Directors and Executive Officers of
                                            IMS Health Incorporated.

              Exhibit B                     Voting Agreement, dated as of May
                                            16, 2000, among the undersigned
                                            stockholders of The TriZetto Group,
                                            Inc. and IMS Health Incorporated.

              Exhibit C                     Voting Agreement, dated as of May
                                            16, 2000, among the undersigned
                                            stockholders of The TriZetto Group,
                                            Inc. and IMS Health Incorporated.

              Exhibit D                     Voting Agreement, dated as of May
                                            16, 2000, among the undersigned
                                            stockholders of The TriZetto Group,
                                            Inc. and IMS Health Incorporated.

              Exhibit E                     Voting Agreement, dated as of May
                                            16, 2000, among the undersigned
                                            stockholders of The TriZetto Group,
                                            Inc. and IMS Health Incorporated.

              Exhibit F                     Voting Agreement, dated as of May
                                            16, 2000, among the undersigned
                                            stockholders of The TriZetto Group,
                                            Inc. and IMS Health Incorporated.

              Exhibit G                     Voting Agreement, dated as of May
                                            16, 2000, among the undersigned
                                            stockholders of The TriZetto Group,
                                            Inc. and IMS Health Incorporated.

              Exhibit H                     Voting Agreement, dated as of May
                                            16, 2000, among the undersigned
                                            stockholders of The TriZetto Group,
                                            Inc. and IMS Health Incorporated.

              Exhibit I Proxies, dated as of May 16, 2000, by the undersigned stockholders of The TriZetto Group, Inc.

              Exhibit J                     Partners of Fidelity Venture
                                            Limited and directors and executive
                                            officers thereof.

              Exhibit K                     General Partner of FILP and FILP
                                            II and directors and executive
                                            officers thereof.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 19, 2000

                                                IMS HEALTH INCORPORATED


                                                By: /s/ CRAIG R. KUSSMAN
                                                --------------------------------
                                                Name:    Craig R. Kussman
                                                Title:   Senior Vice President,
                                                         Corporate Development